Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by Energem Corp.,

a Cayman Islands exempted company

Subject Company: Graphjet Technology Sdn. Bhd.,

a Malaysian private limited company

Date: September 13, 2022

This Rule 425 filing consists of a press release which contains information regarding the proposed acquisition of Graphjet Technology Sdn. Bhd. (“Graphjet”).

Graphjet issued the press release on September 13, 2022.

Graphjet Technology, the State-of-the-Art Graphene and Graphite Producer, Announces Membership Agreement with the MIT Industrial Liaison Program

~ Graphjet honored as first company from Malaysia in MIT Industrial Liaison Program (ILP) membership agreement ~

~ This program enables Graphjet to affirm its pioneering position in the graphite and graphene industry connecting global intelligence to apply new technologies to serve all customers ~

~ Graphjet will be joining more than 240 leading MIT ILP member companies, including Boeing, Apple, BMW, Hyundai, Mitsubishi, Nissan, and Samsung ~

New York, United States of America, September 13, 2022 - Graphjet Technology Sdn. Bhd., an innovative graphene and graphite producer (“Graphjet,” “GTI” or the “Company”), today announced its membership in the Industrial Liaison Program (ILP) of the prestigious Massachusetts Institute of Technology (“MIT”). MIT ILP is an educational institution that creates and strengthens relationships between MIT and companies worldwide to harness MIT resources to address current challenges and to anticipate future needs (https://ilp.mit.edu/). GTI is the first ever company from Malaysia, honored to be a member of the MIT ILP. The ILP program will facilitate meetings between the Company and leading MIT faculty and researchers. These meetings, structured as private customized executive briefings, will be held separately with up to 20 senior corporate staff members, and are designed to enhance strategic planning, examine emerging research and technology, and consider new management approaches to corporate issues.

Importantly, GTI and along with its fellow member companies will have access to the activities, events, and services organized and provided by the MIT ILP. This is one of the advantages that will assist GTI in conducting research, promoting technology development in areas such as, but not limited to big data, automobiles, manufacturing, and healthcare.

Aiden Lee Ping Wei, CEO and Co-Founder of GTI commented, “GTI considers technology the key to success and we are honored to take the next steps with MIT. We are constantly looking for opportunities to connect and cooperate with the world’s leading businesses and partners to develop and apply the latest technologies with a goal of benefiting our customers. Through this program with MIT, GTI has the opportunity to approach the leading companies and interact with leading talents in the industry and benefit from substantive meetings with key faculty and researchers.”

Todd Glickman, Senior Director of the MIT ILP commented, “We are pleased to welcome our first member from Malaysia to MIT. This demonstrates GTI’s pioneering role and its commitment in promoting the technology industrial sector. As a member of the MIT ILP, GTI is contributing to the world’s best practice network along with leading members in multiple fields, as well as easily connecting needs among other businesses, sharing, learning to progress together towards common goals.”

The program with MIT will effectively support many goals of GTI. Member companies of the GTI technology ecosystem will work closely with MIT experts and researchers to promote its research and technology development. The program will also provide GTI with access to educational opportunities for training courses at MIT.

About Graphjet Technology Sdn. Bhd. (“GTI”)

Graphjet Technology Sdn. Bhd. was founded in 2019 in Malaysia as an innovative graphene and graphite producer. Graphjet Technology has the world’s first patent-pending technology to recycle palm kernel shells generated in the production of palm seed oil to produce single layer graphene and artificial graphite. Graphjet’s sustainable production methods utilize palm kernel shells, a waste agricultural product that is common in Malaysia.

Graphjet will set a new shift in Graphite and Graphene supply chain of the world, Industrialised Graphite and Graphene.

As previously announced, GTI signed a definitive Share Purchase Agreement with Energem Corp. (NASDAQ: ENCP), on August 1, 2022, that will result in a newly combined company to be publicly listed with a market capital expected to value USD 1.495 billion.

Contacts

Graphjet Technology Sdn. Bhd.

330 Madison Avenue, 27th Floor

New York, NY 10017

Attn: Mr. Aiden Lee Ping Wei

Chief Executive Officer

Tel: + (60) 18272 7799

About Massachusetts Institute of Technology (“MIT”)

MIT is a world-class research university. From 2012 to 2020, the annual QS World University Rankings have identified MIT as the #1 university in the world for engineering & technology, as well as natural sciences. MIT ranked 2nd overall in the Reuters Top 100 Innovative Universities in the World in 2019. MIT Sloan School of Management consistently ranks among the top 5 business schools, with the #1 ranking for information systems, manufacturing/operations, and supply chain/logistics. Founded in 1948, the Industrial Liaison Program (ILP) provides its member companies with convenient access to the expertise and resources of MIT as well as to comprehensive information on the full range of research and educational activities at MIT.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Energem Corp.’s offer to purchase the issued and outstanding ordinary shares of Graphjet Technology Sdn. Bhd. for Energem Corp’s Class A Ordinary Shares and anticipated timing of related events, and other statements that are not historical facts.